UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-14605

CUSIP NUMBER 375175106

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2023

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gresham Worldwide, Inc.

Full Name of Registrant

7272 E. Indian School Rd., Suite 540

Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85251

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Gresham Worldwide, Inc. (the “Company”) is unable to file the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”) in a timely manner without unreasonable effort or expense. The Company has not completed fully closing its books so it needs the available extension of time. The Company expects to file the Form 10-Q on or prior the fifth calendar day following the prescribed due date.

Part IV - Other Information

1.
Name and telephone number of person to contact in regard to this notification

Michael D. Harris (561) 471-3507

(Name)	(Area Code)	(Telephone Number)
2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	X	No

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our revenue increased to $9,573,000 for the quarter ended March 31, 2024 from $8,723,000 for the quarter ended March 31, 2023. The loss from continuing operations for the quarter ended March 31, 2024 was $(2,757,000) a decrease from ($3,791,000) for the quarter ended March 31, 2023. The total comprehensive loss the quarter ended March 31, 2024 was $(4,546,000) which was an increase from $(2,277,000) for the quarter ended March 31, 2023.

The expected results of operation set forth above are subject to change and completion of the auditor’s review.

Gresham Worldwide, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2024	By:	/s/ Lutz Henckels
Lutz Henckels
	Title:	Chief Financial Officer